UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

American Superconductor Corporation

(Exact name of the registrant as specified in its charter)

Delaware	0-19672	04-2959321
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

64 Jackson Road, Devens, Massachusetts	01434
(Address of principle executive offices)	(Zip code)

(978) 842-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

ITEM 1.01 – Conflicts Minerals Disclosure

Introduction:

American Superconductor Corporation (which may be referred to as “AMSC”, the “Company,” “our,” or “we”) was founded on April 9, 1987. We are a leading provider of megawatt-scale solutions that lower the cost of wind power and enhance the performance of the power grid. In the wind power market, we enable manufacturers to field highly competitive wind turbines through our advanced power electronics products, engineering, and support services. In the power grid market, we enable electric utilities and renewable energy project developers to connect, transmit and distribute power through our transmission planning services and power electronics and superconductor-based products.

Section 1 – Conflict Minerals Disclosure:

The Democratic Republic of the Congo and its adjoining countries have reserves of and mine tin, tantalum, tungsten and gold (known as “3TG”). 3TG is commonly used in the manufacturing of many consumer products including those of AMSC. In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with Conflict Minerals (as defined below) that are necessary to the functionality or production of a product they manufacture to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”). The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives (which are currently limited to tantalum, tin and tungsten)

AMSC, under the final Rule of the Dodd-Frank Act, has and continues to perform a reasonable country of origin inquiry to determine whether any of conflict minerals used in the production of our products from January 1, 2014 to December 31, 2014 originated in covered countries or are from scrap or recycled sources as discussed in the Dodd-Frank Act.

Our reasonable country of origin inquiry indicates a finding of DRC conflict undeterminable is appropriate in light of our efforts to ascertain if materials used in our products originate in covered countries.

Based on our assessment of survey responses received from suppliers, we determined that a majority of the materials used in the production of our products do not contain Necessary 3TGs. However, our country of origin inquiry concluded that the origin of the remainder of the materials could not be determined. Our overall determination is a result of effort through March 31, 2015. Our effort, which commenced in 2013, continues as fully described below.

We continue to undertake due diligence in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) (including the supplements on Gold and on Tin, Tungsten and Tantalum) (“OECD Framework”) being adopted, and described below, and will continue to do so on the source of custody of the materials described as conflict minerals used in the production of our products that we manufacture across the globe.

Determination of our status as DRC conflict undeterminable is a result of due diligence effort through March 31, 2015. Our due diligence is in accordance with the Organization for Economic Co-operation and Development (“OECD”) framework being adopted, and described below. We will continue due diligence on the source of custody of the materials described as conflict minerals used in the production of our products that we manufacture across the globe.

The OECD framework covers “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas”. The OECD guidance provides detailed steps, a model, and suggested measures for implementing a proactive and reactive process through which companies can ensure they respect human rights and do not contribute to conflict by following a prescribed approach to due diligence surrounding the preparation of a due diligence framework that has been designed to conform to the OECD Framework. As due diligence progresses, modifications have and will continue to be made to improve all facets of our process from our product assessment, due diligence, and reporting.

Phase one included a comprehensive screening of our product families. The product families include Grid products and Wind products, which also represent our reporting segments. Our Grid products include D-VAR® Systems and Superconductor Wire and associated applications. Our Wind products include Electrical Control Systems. Descriptions of each product can be found under “Product Descriptions”.

Phase two included AMSC engineers’ conducting a detailed bill of material review to ascertain if any of our components contain or are believed to contain Necessary 3TGs necessary to the functionality or production of our products.

All purchased parts or components that are believed or may contain Necessary 3TGs minerals via engineering review are confirmed by our suppliers to be absent of minerals described as Necessary 3TGs. This screening was requested of all of our 136 major suppliers globally.

We use the supplier traceability reporting format developed by the Electronic Industry Citizenship Coalition (“EICC”), a US-based electronics manufacturing trade association in 2010.

Purchased parts or components that are believed to contain Necessary 3TGs via engineering review and survey are required by the supply chain to disclose the source of origin using the EICC reporting template detailing the unique smelter ID number of every source of material procured. (Disclosure requests are first primarily requested of suppliers based on delivery quantities from the supplier in addition to the period deliveries were received). Current products manufactured in the last year and related deliveries are prioritized based on quantities used in production and the likelihood suppliers are available to respond.)

Disclosures from our suppliers that are received are reviewed for completeness, consistency and accuracy based on known smelter capabilities and locations. This is performed by our supply chain teams assigned to each of the described product families. Efforts to obtain non responding disclosures are typically made through second requests and follow up calls. Progress continues to be made in our response rate. Non-responding suppliers could face discontinuation of their supply service to AMSC.

Responses received from suppliers in North America continue to be generally more complete and often indicate that they are conflict free as opposed from suppliers in other parts of the world. Due to the unpredictability of response rates and the completeness of the responses, we continue to update our due diligence process to assure the highest response rate reasonably possible. A significant portion of our supply chain is not required to file reports with the SEC under Sections 13(a) or 14(b) of the Securities Exchange Act of 1934, and is therefore not concerned by reporting obligations pursuant to Rule 13p-1.

Of the 136 originally surveyed suppliers for our combined product mix, 51 or 38% have confirmed Necessary 3TGs, and 42 or 31% are undetermined, or the supplier has indicated no Necessary 3TGs, but based on due diligence are suspected of having Necessary 3TGs for which neither the facilities used to process such Necessary 3TGs, nor its country of origin is known.

In accordance with the Rule, we have filed this Form SD and the associated Exhibit 1.01 on our website, http://ir.amsc.com/governance.cfm.

ITEM 1.02 – Exhibit

The AMSC Conflict Minerals Report is attached to this report as Exhibit 1.01

Section 2 – Exhibit

Exhibit 1.01 – Conflict Minerals Report of AMSC for the period January 1 to December 31, as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Superconductor Corporation

(Registrant)

/s/ David A. Henry	May 28, 2015
David A. Henry Executive Vice President, Chief Financial Officer
By (Signature and Title)*	(Date)